Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Phillips Petroleum Company
                                                   Commission File No. 001-00720

                                                    Subject Company: Conoco Inc.
                                                  Commission File No.: 001-14521




On January 17, 2002, Phillips Petroleum Company issued the following press release.
                                      ****

        [Phillips Logo]   PHILLIPS RECEIVES FTC REQUEST FOR
                            ADDITIONAL INFORMATION ABOUT
                                MERGER WITH CONOCO

BARTLESVILLE, Okla. --- Phillips Petroleum Company [NYSE: P] today said that it has received from the Federal Trade Commission (FTC) a request for additional information and documentary material regarding its proposed merger with Conoco Inc. [NYSE:COC]. The company is continuing to work closely with the FTC staff.

As previously announced, the merger is expected to close in the second half of 2002, pending expiration of the Hart-Scott-Rodino waiting period, a favorable vote by both Phillips and Conoco shareholders, and other customary closing conditions.

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CONTACT: KRISTI DESJARLAIS
         -----------------

                             ADDITIONAL INFORMATION

In connection with the proposed Conoco/Phillips merger, ConocoPhillips (formerly known as CorvettePorsche Corp.) filed with the Securities and Exchange Commission (the "SEC") on December 7, 2001, a registration Statement on Form S-4 that included the preliminary joint proxy statement of Conoco and Phillips and prospectus of ConocoPhillips. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Conoco, Phillips and ConocoPhillips with the SEC at the SEC's Web site at www.sec.gov. The definitive joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's Web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' Web site at www.phillips66.com.

Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001, and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001, and filed with the SEC on March 29, 2001. Additional information is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive preliminary joint proxy statement/prospectus when it is filed with the SEC.

      CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS
             OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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